Unaudited Condensed Interim

Consolidated Financial Statements

For the three and six months

ended

June 30, 2026

OR Royalties Inc. Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars)

		June 30,	December 31,
		2026	2025
	Notes	$	$

Assets
Current assets
Cash	3	75,605	142,131
Amounts receivable		2,957	3,227
Deferred consideration receivable	5	30,000	-
Other assets		2,300	2,326
		110,862	147,684

Non-current assets
Investments	4	179,038	189,260
Royalty, stream and other interests	5	1,479,303	1,140,026
Goodwill		78,254	81,134
Other assets		8,371	8,375
		1,855,828	1,566,479

Liabilities
Current liabilities
Accounts payable and accrued liabilities	5	24,837	7,477
Dividends payable		12,174	10,293
Income tax liabilities		10,374	13,655
Lease liabilities		1,211	1,207
		48,596	32,632

Non-current liabilities
Lease liabilities		3,066	3,795
Long-term debt	6	215,000	-
Deferred income taxes		105,258	98,011
		371,920	134,438

Equity
Share capital	7	1,694,146	1,688,122
Contributed surplus		59,856	65,873
Accumulated other comprehensive loss		(115,172)	(51,780)
Deficit		(154,922)	(270,174)
		1,483,908	1,432,041
		1,855,828	1,566,479

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

OR Royalties Inc. Consolidated Statements of Income For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
	Notes	$	$	$	$

Revenues	9	97,820	60,364	200,652	115,280

Cost of sales	9	(3,091)	(2,560)	(6,432)	(4,179)
Depletion	9	(12,512)	(7,613)	(23,163)	(15,357)
Gross profit		82,217	50,191	171,057	95,744

Other operating expenses
General and administrative		(4,929)	(5,938)	(10,969)	(10,897)
Business development		(1,970)	(2,826)	(4,524)	(4,905)
Gain on the buy-down of a stream interest	5	-	-	7,161	-
Gain on sale of gold bullion	5	-	-	419	-
Operating income		75,318	41,427	163,144	79,942
Interest income		1,589	618	3,445	1,216
Finance costs		(3,215)	(1,124)	(3,977)	(2,854)
Foreign exchange (loss) gain		(3,996)	665	(3,356)	825
Share of loss of associates		-	(2,113)	-	(5,865)
Other gains (losses), net	9	4,739	(24)	2,843	(310)
Earnings before income taxes		74,435	39,449	162,099	72,954
Income tax expense	9	(13,043)	(7,091)	(27,125)	(14,956)
Net earnings		61,392	32,358	134,974	57,998

Net earnings per share	10
Basic and diluted		0.33	0.17	0.72	0.31

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

OR Royalties Inc. Consolidated Statements of Comprehensive Income For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
	Notes	$	$	$	$

Net earnings		61,392	32,358	134,974	57,998

Other comprehensive (loss) income

Items that will not be reclassified to the consolidated statements of income
Changes in fair value of financial assets at fair value through other comprehensive income	4	(21,202)	15,029	(10,031)	15,415
Income tax effect		(725)	(1,843)	(2,584)	(1,682)

Share of other comprehensive income (loss) of an associate		-	52	-	(117)

Items that may be reclassified to the consolidated statements of income
Cumulative translation adjustments		(10,931)	35,778	(24,290)	36,665
Share of other comprehensive (loss) income of an associate		-	(296)	-	404
Other comprehensive (loss) income		(32,858)	48,720	(36,905)	50,685

Comprehensive income		28,534	81,078	98,069	108,683

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

OR Royalties Inc. Consolidated Statements of Cash Flows For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
		$	$	$	$

Operating activities
Net earnings		61,392	32,358	134,974	57,998
Adjustments for:
Share-based compensation		1,896	2,171	3,683	4,260
Depletion and amortization		12,849	7,909	23,838	15,941
Gain on the buy-down of a stream interest		-	-	(7,161)	-
Gain on sale of gold bullion		-	-	(419)	-
Share of loss of associates		-	2,113	-	5,865
Gain on shares received under an anti-dilution provision		-	-	(794)	-
Change in fair value of financial assets at fair value through profit and loss		(4,757)	24	(2,067)	310
Foreign exchange loss (gain)		4,198	(787)	3,301	(879)
Deferred income tax expense		2,988	1,065	6,078	8,307
Other		(538)	166	(1,076)	270
Net cash flows provided by operating activities before changes in non-cash working capital items		78,028	45,019	160,357	92,072
Changes in non-cash working capital items	11	5,141	6,356	(5,325)	5,382
Net cash flows provided by operating activities		83,169	51,375	155,032	97,454

Investing activities
Acquisitions of deferred payment obligations	5	(52,000)	-	(52,000)	-
Acquisitions of investments		-	(995)	(10,000)	(12,359)
Proceeds on disposal of investments		34,748	-	34,748	-
Acquisitions of royalty and stream interests	5	(282,894)	(17,929)	(381,434)	(23,214)
Proceeds from the sale of gold bullion	5	-	-	17,875	-
Other		(45)	(456)	(77)	(473)
Net cash flows used in investing activities		(300,191)	(19,380)	(390,888)	(36,046)

Financing activities
Increase in long-term debt		233,000	-	249,000	10,437
Repayment of long-term debt		(18,000)	(40,000)	(34,000)	(70,000)
Exercise of share options and shares issued under the share purchase plan		799	8,889	4,522	11,476
Normal course issuer bid purchase of common shares	7	(8,029)	-	(20,922)	-
Dividends paid		(9,703)	(7,853)	(19,186)	(15,463)
Withholding taxes on settlement of restricted and deferred share units		(9)	(5,732)	(9,831)	(6,385)
Other		(332)	(1,344)	(593)	(1,554)
Net cash flows provided by (used in) financing activities		197,726	(46,040)	168,990	(71,489)

Decrease in cash before effects of exchange rate changes on cash		(19,296)	(14,045)	(66,866)	(10,081)
Effects of exchange rate changes on cash		(40)	601	340	611
Net decrease in cash		(19,336)	(13,444)	(66,526)	(9,470)
Cash - beginning of period		94,941	63,070	142,131	59,096
Cash - end of period	3	75,605	49,626	75,605	49,626

  Additional information on the consolidated statements of cash flows is presented in Note 11.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

OR Royalties Inc. Consolidated Statement of Changes in Equity For the six months ended June 30, 2026
(tabular amounts expressed in thousands of U.S. dollars)

	Number of			Accumulated
	common			other
	shares	Share	Contributed	comprehensive
	outstanding	capital	surplus	loss (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2026	187,152,235	1,688,122	65,873	(51,780)	(270,174)	1,432,041

Net earnings	-	-	-	-	134,974	134,974
Other comprehensive loss	-	-	-	(36,905)	-	(36,905)
Comprehensive (loss) income	-	-	-	(36,905)	134,974	98,069

Dividends declared	-	-	-	-	(22,983)	(22,983)
Shares issued - Dividends reinvestment plan	36,673	1,427	-	-	-	1,427
Shares issued - Employee share purchase plan	3,749	135	-	-	-	135
Share options - Share-based compensation	-	-	128	-	-	128
Share options exercised	424,836	5,748	(1,308)	-	-	4,440
Restricted share units to be settled in common shares:
Share-based compensation	-	-	3,119	-	-	3,119
Settlements	206,416	2,893	(5,467)	-	(5,962)	(8,536)
Income tax impact	-	-	(1,730)	-	-	(1,730)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	436	-	-	436
Settlements	27,926	371	(699)	-	(892)	(1,220)
Income tax impact	-	-	(496)	-	-	(496)
Normal course issuer bid purchase of common shares	(548,182)	(4,550)	-	-	(16,372)	(20,922)
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of income taxes of $3.0 million	-	-	-	(26,487)	26,487	-
Balance - June 30, 2026	187,303,653	1,694,146	59,856	(115,172)	(154,922)	1,483,908

(i) As at June 30, 2026, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income amounting to a net accumulated income of $2.7 million and items that may be recycled to the consolidated statement of income amounting to a net accumulated loss of $117.9 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

OR Royalties Inc. Consolidated Statement of Changes in Equity For the six months ended June 30, 2025
(tabular amounts expressed in thousands of U.S. dollars)

	Number of			Accumulated
	common			other
	shares	Share	Contributed	comprehensive
	outstanding	capital	surplus	loss (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2025	186,679,202	1,675,940	63,567	(141,841)	(408,713)	1,188,953

Net earnings	-	-	-	-	57,998	57,998
Other comprehensive income	-	-	-	50,685	-	50,685
Comprehensive income	-	-	-	50,685	57,998	108,683

Dividends declared	-	-	-	-	(18,676)	(18,676)
Shares issued - Dividends reinvestment plan	89,167	1,743	-	-	-	1,743
Shares issued - Employee share purchase plan	6,499	128	-	-	-	128
Share options - Share-based compensation	-	-	436	-	-	436
Share options exercised	1,105,109	14,658	(3,264)	-	-	11,394
Restricted share units to be settled in common shares:
Share-based compensation	-	-	3,399	-	-	3,399
Settlements	204,887	2,244	(4,218)	-	(2,628)	(4,602)
Income tax impact	-	-	79	-	-	79
Deferred share units to be settled in common shares:
Share-based compensation	-	-	425	-	-	425
Settlements	65,400	644	(1,397)	-	(1,031)	(1,784)
Income tax impact	-	-	182	-	-	182
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	266	(266)	-
Balance - June 30, 2025	188,150,264	1,695,357	59,209	(90,890)	(373,316)	1,290,360

(i) As at June 30, 2025, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income amounting to a net accumulated income of $1.2 million and items that may be recycled to the consolidated statement of income amounting to a net accumulated loss of $92.1 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1. Nature of activities

OR Royalties Inc. and its subsidiaries (together, "OR Royalties" or the "Company") are engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. OR Royalties is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange and the New York Stock Exchange and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

2. Material accounting policy information

 Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2025 and 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year. The Board of Directors approved these condensed interim consolidated financial statements for issue on August 5, 2026.

The condensed interim consolidated financial statements included herein reflect all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the full year. Income taxes in the respective interim periods have been accrued using the tax rates that would be applicable to expected total annual income.

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein, with the exception of the amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, and IFRS 18, Presentation and Disclosure in Financial Statements, which are discussed below.

Amendments - IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The amendments are effective for periods beginning on or after January 1, 2026 and are applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, with no restatement of comparatives per the initial transition requirements of these amendments. For financial liabilities settled in cash using an electronic cash transfer system, the Company applied the election to deem these financial liabilities to be discharged before the settlement date.

The amendments did not have an impact on the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2026.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2. Material accounting policy information (continued)

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and shall be applied retrospectively. Management is continuing to assess the impact of the new standard on its consolidated financial statements.

Critical accounting estimates and significant judgements

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The areas of judgement and estimation are consistent with those reported in the annual consolidated financial statements for the years ended December 31, 2025 and 2024.

3. Cash

As at June 30, 2026 and December 31, 2025, the consolidated cash position was as follows:

	June 30,	December 31,
	2026	2025
	$	$

Cash held in U.S. dollars	65,131	130,509
Cash held in Canadian dollars (i)	10,474	11,622
Total cash	75,605	142,131

(i) Cash held in Canadian dollars amounted to C$14.9 million as at June 30, 2026 (C$15.9 million as at December 31, 2025).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4. Investments

	Six months ended	Year ended
	June 30, 2026	December 31, 2025
	$	$
Fair value through profit or loss (warrants, convertible instruments and contingent consideration receivable)
Balance - Beginning of period	12,275	6,548
Acquisition (Note 5)	22,000	-
Change in fair value	2,067	5,315
Foreign exchange revaluation impact	(467)	412
Balance - End of period	35,875	12,275

Fair value through other comprehensive income (common shares)
Balance - Beginning of period	162,843	55,313
Acquisitions	10,000	11,004
Common shares received in consideration for amendments to a stream interest (Note 5)	4,159	-
Common shares received under an anti-dilution provision	794	-
Change in fair value (i)	(10,031)	59,673
Disposals	(34,748)	(49,805)
Transfer from associates	-	84,502
Foreign exchange revaluation impact	(4,362)	2,156
Balance - End of period	128,655	162,843

Amortized cost (notes)
Balance - Beginning of period	14,142	12,182
Additions	-	1,595
Effective interests	366	365
Balance - End of period	14,508	14,142

Total	179,038	189,260

Investments comprise common shares, warrants, convertible instruments and a contingent consideration receivable, mostly from companies publicly traded in Canada and in the United States of America, as well as loans receivable (notes).

(i) During the three months ended June 30, 2026, the Company sold an equity investment for net proceeds of $34.7 million. The change in fair value of the investments (gain) that were disposed of during the period amounted to $6.3 million and $17.4 million for the three and six months ended June 30, 2026 ($5.4 million and $15.1 million, net of taxes), respectively. As a result of the disposal, the Company transferred the related cumulative gain on the equity investment, amounting to $29.5 million ($26.5 million, net of taxes), from accumulated other comprehensive loss to retained earnings.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5. Royalty, stream and other interests

		Six months ended June 30, 2026
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	659,436	469,819	10,771	1,140,026
Additions	401,134	-	-	401,134
Exercise of a buy-down right	-	(10,295)	-	(10,295)
Amendment to a stream agreement	-	(4,159)	-	(4,159)
Depletion	(13,427)	(9,736)	-	(23,163)
Foreign exchange revaluation impact	(21,568)	(2,672)	-	(24,240)

Balance - June 30	1,025,575	442,957	10,771	1,479,303

Producing
Cost	669,015	563,962	-	1,232,977
Accumulated depletion and impairment	(335,237)	(256,864)	-	(592,101)
Net book value - June 30	333,778	307,098	-	640,876

Development
Cost	470,078	152,998	-	623,076
Accumulated depletion and impairment	(70,356)	(40,406)	-	(110,762)
Net book value - June 30	399,722	112,592	-	512,314

Exploration and evaluation
Cost	298,101	42,183	10,771	351,055
Accumulated depletion and impairment	(6,026)	(18,916)	-	(24,942)
Net book value - June 30	292,075	23,267	10,771	326,113

Total net book value - June 30	1,025,575	442,957	10,771	1,479,303

Main acquisitions - 2026

Acquisition of an additional 1% NSR royalty on the Namdini Gold mine

In January 2026, the Company acquired an additional 1.0% NSR royalty covering the producing Namdini Gold mine ("Namdini") in Ghana, with an effective date of October 1, 2025. OR Royalties has closed the transaction with Savannah Mining Limited ("Savannah"), acquiring Savannah's remaining 50% interest in the 2.0% NSR royalty for total cash consideration of up to $103.5 million (excluding value-added tax and other levies), of which $98.5 million was paid in the first quarter of 2026. The remaining contingent $5.0 million will be payable in two equal instalments on the first and second anniversary of the closing date, subject to certain conditions.

In connection with the transaction, value-added tax and other levies (payable to the relevant tax authorities) could be payable on the acquisition price under certain circumstances. As at June 30, 2026, it was determined that the criteria for the payment of the relevant taxes and levies had been met, and therefore an addition amounting to $19.7 million was recorded and is included under Accounts payable and accrued liabilities as at June 30, 2026.

In 2023, when the Company acquired the first tranche of the NSR royalty interest on the Namdini gold mine, the acquisition agreement included a clause in favor of the seller, subject to certain conditions, in case value-added tax and/or other levies became payable by the seller at that time. This agreement was governed by a different tax act and no additional value-added tax and/or other levies were triggered under this act. Therefore, the Company does not believe that value-added tax and/or other levies remain applicable to the 2023 transaction. In the event that value-added tax and/or other levies became payable by the seller, the Company may be requested to pay such value-added tax and/or other levies; the maximum amount that might be payable by the Company is estimated to be approximately $7.5 million.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5. Royalty, stream and other interests (continued)

Main acquisitions - 2026 (continued)

Acquisition of additional NSR royalties on the Spring Valley gold project

In April 2026, OR Royalties acquired all of the common shares of Terraco Gold Corp., a wholly-owned subsidiary of Sailfish Royalty Corp. ("Sailfish"), which indirectly owned net smelter return royalty assets, largely consisting of royalties that cover Solidus Resources LLC's Spring Valley gold project ("Spring Valley") located in Pershing County, Nevada, USA. OR Royalties paid a total consideration of $168.0 million to Sailfish. The NSR royalties acquired include an effective 3.0% NSR royalty on the Schmidt Claim Block, which covers a meaningful proportion of the acres included in Solidus' proposed open-pit at Spring Valley (the NSR royalty is not payable on the first 500,000 ounces of gold recovered from the Schmidt Claim Block). Management has determined that the acquired assets did not constitute a business as defined under IFRS 3, Business Combinations; consequently, the transaction was accounted for as an acquisition of assets and the acquisition price was mainly allocated to the 3.0% NSR royalty on the Schmidt Claim Block.

Acquisition of a portfolio of royalties and deferred payment obligations from Gold Fields Limited

In May 2026, the Company acquired a portfolio of precious metals assets consisting of eight royalties (the "Gold Fields Portfolio") from Gold Fields Limited ("Gold Fields") for a total cash consideration of $115.0 million, anchored by a 1.5% NSR royalty on Compañía de Minas Buenaventura S.A.A.'s producing San Gabriel gold and silver mine located in the Province of General Sánchez Cerro, Peru.

In addition to the Gold Fields Portfolio, the Company paid Gold Fields $52.0 million in exchange for deferred payment obligations totalling $60.0 million payable by Galiano Gold Inc. ("Galiano") ($30.0 million on or before December 31, 2026 and $30.0 million upon production of an aggregate of 100,000 ounces of gold from the Nkran deposit at Galiano's Asanko Gold Mine in Ghana). The first deferred payment of $30.0 million is presented under Deferred consideration receivable on the consolidated balance sheets and is accounted for at amortized cost under IFRS 9, Financial Instruments, while the second deferred payment of $30.0 million is presented under Investments and is accounted for at fair value.

Amendments to the San Antonio stream

In January 2026, OR Royalties International Ltd. ("OR Royalties International"), a wholly-owned subsidiary of OR Royalties, and Axo Metals Corp. ("Axo Metals"), formerly Axo Copper Corp., entered into an amended and restated stream agreement on the San Antonio project in Mexico. Under the amended and restated stream agreement, the designated percentage of payable gold and silver ounces was reduced from 15% to 7.15%. In consideration for the amendment, OR Royalties International will be entitled to up to an aggregate of $8.6 million of contingent payments, payable in gold deliveries and subject to the 30% transfer payment, upon achieving certain production milestones. In addition, Axo Metals issued to OR Royalties International a total of 7.7 million common shares, valued at approximately $4.2 million, representing 4.99% of the issued and outstanding common shares of Axo Metals. The value of the common shares received was booked against the net book value of the stream.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5. Royalty, stream and other interests (continued)

Buy-back and buy-down rights

Some royalty, stream and other interests are subject to buy-back and/or buy-down rights held by the operators. The significant buy-back and buy-down rights are described below.

CSA copper stream

OR Royalties International owns separate silver and copper streams on Harmony Gold Mining Company Ltd.'s ("Harmony") CSA mine. Specific to the copper stream agreement, OR Royalties International is entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreement, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine.

On the 5th anniversary of the closing date (June 15, 2028), Harmony will have the option to exercise certain buy-down rights by paying a one-time cash payment to OR Royalties International of $20.0 million to $40.0 million. If the option is exercised, OR Royalties International will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine.

Cascabel NSR royalty and gold stream

OR Royalties owns a 0.6% NSR royalty on the Cascabel project, which is subject to a buy-down right. On November 30, 2026, the owner of the Cascabel project may buy-down 1/3 of the NSR royalty in exchange for a one-time cash payment of $35.0 million.

OR Royalties International owned a 6.0% gold stream on contained ounces of gold produced from the Cascabel project until 225,000 ounces of gold had been delivered, and 3.6% thereafter for the remaining life of the mine. On December 24, 2025, SolGold plc, the former owner of the Cascabel project, announced it had agreed to be acquired by its largest shareholder, Jiangxi Copper Company Limited ("Jiangxi Copper"). As a result of the change of control, the gold stream was subject to a buy-down right. In March 2026, Jiangxi Copper exercised its buy-down right to repurchase 50% of the gold stream for a one-time payment in gold ounces equal to approximately 50% of the then advanced amount of OR Royalties International's total pre-construction and construction deposits, plus certain adjustments. Consequently, OR Royalties International received 4,290 ounces of gold (subject to a transfer price of 20%) as a one-time payment for the 50% buy-down of the Cascabel stream, representing a net value of approximately $17.5 million on the delivery date. As a result of the reduction of 50% of the Cascabel stream, the net book value of the asset was reduced by $10.3 million, and the remaining balance of the net payment received was recorded as a gain on the buy-down of a stream interest of $7.2 million. The gold ounces received were subsequently sold and generated a profit of $0.4 million.

Following the exercise of the buy-down right, OR Royalties International owns a 3.0% gold stream on contained ounces of gold produced from the Cascabel project until 112,500 ounces of gold have been delivered, and 1.8% thereafter for the remaining life of the mine. Consequently, the additional stream deposit commitments have been reduced by 50% to $102.5 million ($5.0 million following the achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project, and $97.5 million pro-rata to drawdowns with a construction finance facility).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5. Royalty, stream and other interests (continued)

		Year ended December 31, 2025
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	637,413	465,671	10,771	1,113,855
Additions	13,839	23,040	-	36,879
Exercise of a buy-down right	(2,051)	-	-	(2,051)
Depletion	(13,234)	(22,536)	-	(35,770)
Impairments	(5,495)	-	-	(5,495)
Foreign exchange revaluation impact	28,964	3,644	-	32,608

Balance - December 31	659,436	469,819	10,771	1,140,026

Producing
Cost	451,288	570,712	-	1,022,000
Accumulated depletion and impairments	(333,704)	(252,220)	-	(585,924)
Net book value - December 31	117,584	318,492	-	436,076

Development
Cost	336,640	174,271	-	510,911
Accumulated depletion and impairments	(72,475)	(58,689)	-	(131,164)
Net book value - December 31	264,165	115,582	-	379,747

Exploration and evaluation
Cost	283,473	36,268	10,771	330,512
Accumulated depletion and impairments	(5,786)	(523)	-	(6,309)
Net book value - December 31	277,687	35,745	10,771	324,203

Total net book value - December 31	659,436	469,819	10,771	1,140,026

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6. Long-term debt

	June 30,	December 31,
	2026	2025
	$	$

Balance - Beginning of period	-	93,900
Borrowings under the revolving credit facility	249,000	10,437
Repayments of the revolving credit facility	(34,000)	(105,372)
Foreign exchange revaluation impact	-	1,035
Balance - End of period	215,000	-
Current portion	-	-
Non-current portion	215,000	-
	215,000	-

Revolving credit facility

As at June 30, 2026, a total amount of $650.0 million was available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million. In August 2026, the Facility was amended and the amount available was increased to $850.0 million, with an additional uncommitted accordion of up to $350.0 million (the accordion is subject to acceptance by the lenders).

The maturity date of the Facility, following the August 2026 amendments, was extended from May 30, 2029 to August 4, 2030. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests, and is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. As at June 30, 2026, the average effective interest rate on the drawn balance was 5.2%, including the applicable margins.

The Facility includes quarterly covenants that require the Company to maintain certain financial ratios, including leverage ratios, and to meet certain non-financial requirements. As at June 30, 2026, all such ratios and requirements were met.

7. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

187,303,653 common shares

Normal Course Issuer Bid

In December 2025, OR Royalties renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, OR Royalties may acquire up to 9,399,294 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2025 NCIB program are authorized from December 12, 2025 until December 11, 2026. Daily purchases will be limited to 107,496 common shares, other than block purchase exemptions.

During the six months ended June 30, 2026, the Company purchased for cancellation a total of 548,182 common shares for $20.9 million (C$28.8 million; average acquisition price per share of C$52.61).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7. Share capital (continued)

Dividends

The following table provides details on the dividends declared for the six months ended June 30, 2026:

Declaration date	Dividend per share	Record date	Payment date	Dividend declared
	$			$

February 18, 2026	0.055	March 31, 2026	April 15, 2026	10,484
May 6, 2026	0.065	June 30, 2026	July 15, 2026	12,499
	0.120			22,983

As at June 30, 2026, the holders of 14.2 million common shares had elected to participate in the Dividend Reinvestment Plan, representing dividends payable of $0.9 million. Therefore, 32,693 common shares were issued on July 15, 2026 at a discount rate of 3%.

8. Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Six months ended June 30, 2026		Year ended December 31, 2025
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		C$		C$

Balance - Beginning of period	1,314,567	16.26	2,452,542	15.41
Exercised	(424,836)	14.36	(1,123,809)	14.37
Forfeited / Cancelled	-	-	(14,166)	18.43
Balance - End of period	889,731	17.16	1,314,567	16.26
Options exercisable - End of period	798,298	16.99	987,766	15.54

The weighted average share price when share options were exercised during the six months ended June 30, 2026 was C$57.16 (C$32.41 for the year ended December 31, 2025).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8. Share-based compensation (continued)

Share options (continued)

The following table summarizes the share options outstanding as at June 30, 2026:
	Options outstanding			Options exercisable
			Weighted
			average
	Weighted		remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
C$		C$			C$
13.30 - 14.27	258,267	14.26	0.9	258,267	14.26
17.61 - 22.20	631,464	18.35	2.5	540,031	18.29
	889,731	17.16	2.0	798,298	16.99

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and six months ended June 30, 2026, the total share-based compensation related to share options amounted to $0.04 million and $0.1 million, respectively ($0.2 million and $0.4 million during the three and six months ended June 30, 2025, respectively).

Deferred and restricted share units

The Company offers a deferred share unit ("DSU") plan and a restricted share unit ("RSU") plan, which allow DSUs and RSUs to be granted, respectively, to non-executive directors, officers and/or employees as part of their director's fees or long-term compensation package, as applicable.

The following table summarizes information about the DSUs and RSUs movements:

	Six months ended June 30, 2026		Year ended December 31, 2025
	DSUs (i)	RSUs (ii)	DSUs (i)	RSUs (ii)

Balance - Beginning of period	332,301	789,995	435,505	742,202
Granted	21,090	173,350	35,310	342,340
Reinvested dividends	838	1,980	3,056	6,608
Settled	(55,063)	(306,104)	(141,570)	(301,155)
Forfeited	(1,325)	-	-	-
Balance - End of period	297,841	659,221	332,301	789,995
Balance - Vested	276,794	-	296,872	-

(i) Unless otherwise decided by the Board of Directors of the Company, the DSUs vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The accounting value of the payout (expected to be settled in common shares) is determined by multiplying the number of DSUs expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date, and is recognized over the vesting period. When payment is settled by issuing common shares, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSUs granted in the first six months of 2026 have a weighted average value of C$53.23 per DSU (the DSUs granted in the first six months of 2025 had a weighted average value of C$34.01 per DSU).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8. Share-based compensation (continued)

Deferred and restricted share units (continued)

(ii) One half of the RSUs is time-based (the "time-based RSUs") and the other half is time-based and depends on the achievement of certain performance measures (the "performance-based RSUs"). The time-based RSUs granted prior to 2024 vest and are payable three years after the grant date. The time-based RSUs granted in 2025 and 2026 vest and are payable in three equal tranches at each anniversary of the grant date. The performance-based RSUs vest and are payable three years after the grant date. The RSUs are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The accounting value of the payout (expected to be settled in common shares) is determined by multiplying the number of RSUs expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date, and is recognized over the vesting period and adjusted for the performance-based components, when applicable. When payment is settled by issuing common shares, one common share is issued for each vested RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities. The RSUs granted in the first six months of 2026 have a weighted average value of C$59.67 per RSU (the RSUs granted in the first six months of 2025 had a weighted average value of C$26.68 per RSU).

The total share-based compensation expense related to the DSU and RSU plans for the three and six months ended June 30, 2026 amounted to $1.9 million and $3.6 million, respectively ($2.0 million and $3.8 million for the three and six months ended June 30, 2025, respectively).

9. Additional information on the consolidated statements of income

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$

Revenues

Royalty interests	62,779	42,185	125,176	78,975
Stream interests	35,041	18,179	75,476	36,305
	97,820	60,364	200,652	115,280

Cost of sales

Royalty interests	403	171	729	316
Stream interests	2,688	2,389	5,703	3,863
	3,091	2,560	6,432	4,179

Depletion

Royalty interests	7,207	3,408	13,427	6,118
Stream interests	5,305	4,205	9,736	9,239
	12,512	7,613	23,163	15,357

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9. Additional information on the consolidated statements of income (continued)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Other gains (losses), net
Change in fair value of financial assets at fair value through profit and loss	4,757	(24)	2,067	(310)
Net gain on common shares received under an anti-dilution provision	-	-	794	-
Others	(18)		(18)	-
	4,739	(24)	2,843	(310)

Income tax expense
Current income taxes	(10,055)	(6,026)	(21,047)	(6,649)
Deferred income taxes	(2,988)	(1,065)	(6,078)	(8,307)
	(13,043)	(7,091)	(27,125)	(14,956)

10. Net earnings per share

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$

Net earnings	61,392	32,358	134,974	57,998

Basic weighted average number of common shares outstanding (in thousands)	187,714	187,746	187,328	187,362
Dilutive effect of share options	602	891	659	973
Dilutive effect of RSUs and DSUs	322	444	343	420
Diluted weighted average number of common shares (in thousands)	188,638	189,081	188,330	188,755

Net earnings per share
Basic and diluted	0.33	0.17	0.72	0.31

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11. Additional information on the consolidated statements of cash flows

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$

Interests received	653	577	1,457	1,223
Interests paid on long-term debt	2,490	1,007	3,027	2,732
Income taxes paid (i)	7,653	621	23,718	1,244

Changes in non-cash working capital items
Decrease (increase) in amounts receivable	2,676	(239)	270	94
Decrease in other current assets	651	531	26	632
(Decrease) increase in accounts payable and accrued liabilities	(419)	582	(2,340)	(826)
Increase (decrease) in income tax liabilities	2,233	5,482	(3,281)	5,482
	5,141	6,356	(5,325)	5,382

(i) Income taxes paid for the six months ended June 30, 2026 include an amount of $13.7 million related to the fiscal year 2025, which was due in the first quarter of 2026.

12. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			June 30, 2026
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss (i)
Warrants on equity securities, convertible notes and contingent consideration receivable
Publicly traded mining companies
Precious metals	-	-	35,875	35,875
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded royalty and streaming companies	22,856	-	-	22,856
Publicly traded mining companies
Precious metals	90,586	-	-	90,586
Other minerals (ii)	14,643	-	-	14,643
Private mining companies	-	-	570	570
	128,085	-	36,445	164,530

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12. Fair value of financial instruments (continued)

			December 31, 2025
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible notes
Publicly traded mining companies
Precious metals	-	-	12,275	12,275
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded royalty and streaming companies	22,145	-	-	22,145
Publicly traded mining companies
Precious metals	118,354	-	-	118,354
Other minerals (ii)	21,753	-	-	21,753
Private mining companies	-	-	591	591
	162,252	-	12,866	175,118

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

(ii) Equity securities classified under other minerals are mostly related to copper.

During the six months ended June 30, 2026 and 2025, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (comprised of warrants, convertible instruments and contingent consideration receivable) for the six months ended June 30, 2026 and 2025:

	2026	2025
	$	$

Balance - January 1	12,866	6,675
Acquisitions	22,000	200
Change in fair value - investments held at the end of the period (i)	2,067	(310)
Foreign exchange revaluation impact	(488)	363
Balance - June 30	36,445	6,928

(i)  Recognized in the consolidated statements of income under Other gains (losses), net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable inputs used in the models are the discount rate and the expected volatility. An increase/decrease in the discount rate used in the models of 5%, or in the expected volatility of 10%, would have resulted in an insignificant variation of the fair value of the warrants and convertible instruments as at June 30, 2026.

The fair value of the contingent consideration receivable, classified as Level 3, is determined using a discounted cash flows model. The main non-observable inputs used in the models are the expected timing for the payment as well as the discount rate. A change of six months in the expected timing of the payment (based on operator production estimates), or an increase/decrease in the discount rate used in the model of 1% would have resulted in an insignificant variation of the fair value of the contingent consideration receivable as at June 30, 2026.

As at June 30, 2026, the fair value of the equity securities of private mining companies was immaterial.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12. Fair value of financial instruments (continued)

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, revenues receivable from royalty, stream and other interests, other receivables, the deferred consideration receivable, notes receivable, and accounts payable and accrued liabilities. The fair values of cash, revenues receivable from royalty, stream and other interests, other receivables, the deferred consideration receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable approximates their carrying value as there were no significant negative changes in economic and risk parameters or assumptions related directly to the instruments since the issuance, acquisition, renewal or revaluation of those financial instruments.

13. Segment disclosure

The Company's business is organized and reported as a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The President and Chief Executive Officer, who is the Company's chief operating decision-maker, makes capital allocation decisions, reviews operating results and assesses financial performance.

The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of precious metals and other commodities received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2026 and 2025, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2026

Royalties	109,147	3,760	870	11,399	-	125,176
Streams	8,979	38,824	13,642	-	14,031	75,476
	118,126	42,584	14,512	11,399	14,031	200,652

2025

Royalties	75,947	2,309	296	423	-	78,975
Streams	5,762	14,908	8,763	-	6,872	36,305
	81,709	17,217	9,059	423	6,872	115,280

(i) For the six months ended June 30, 2026, revenues generated from Canada amounted to $102.9 million ($74.3 million for the six months ended June 30, 2025).

For the six months ended June 30, 2026, two royalty and stream interests generated revenues of $108.0 million ($62.8 million for the six months ended June 30, 2025), which represented 54% of revenues (54% of revenues for the six months ended June 30, 2025), including one royalty interest that generated revenues of $69.2 million ($47.9 million for the six months ended June 30, 2025).

For the six months ended June 30, 2026, revenues generated from precious metals represented 97% of total revenues (96% for the six months ended June 30, 2025).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13. Segment disclosure (continued)

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at June 30, 2026 and December 31, 2025, which is based on the location of the properties related to the royalty, stream or other interests:

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2026

Royalties	573,899	204,784	61,136	170,233	5,061	10,462	1,025,575
Streams	153,269	114,568	124,312	-	22,300	28,508	442,957
Offtakes	-	-	7,067	-	3,704	-	10,771

	727,168	319,352	192,515	170,233	31,065	38,970	1,479,303

December 31, 2025

Royalties	404,599	131,823	58,078	48,841	5,248	10,847	659,436
Streams	161,176	128,907	127,252	-	22,300	30,184	469,819
Offtakes	-	-	7,067	-	3,704	-	10,771

	565,775	260,730	192,397	48,841	31,252	41,031	1,140,026

(i) As at June 30, 2026, the carrying value of the net interests located in Canada amounted to $360.3 million ($355.7 million as at December 31, 2025).

14. Subsequent events

Acquisition of a precious metals stream on Canadian Copper Inc.'s New Brunswick assets

In April 2026, the Company entered into a binding agreement with Canadian Copper Inc. ("Canadian Copper") with respect to a $28.0 million precious metals stream (the "Stream") on Canadian Copper's New Brunswick assets, comprising the Murray Brook properties and the Caribou property, including the Caribou Processing Plant (collectively, the "Caribou Project"). Under the agreement, an amount of $5.0 million was payable by OR Royalties upon closing of the transaction, which occurred in July 2026, and the remaining balance of $23.0 million will be funded through quarterly payments in accordance with the Caribou Project construction budget (the "Construction Installment(s)").

Canadian Copper will deliver to OR Royalties refined silver and refined gold equal to 20% of the payable silver and gold in concentrate or any other product for the life of mine at a purchase price equal to 20% of the spot price for each ounce delivered. The funding of the Construction Installment(s) shall be conditional upon customary project milestones, including the receipt of all material environmental permits and necessary First Nations approvals required for the Caribou Project, alongside a formal construction decision by Canadian Copper's board of directors.

Concurrent with the closing of the transaction, OR Royalties subscribed to purchase $3.9 million (C$5.5 million) in common shares of Canadian Copper at a share price of C$0.75. Canadian Copper granted OR Royalties a right-of-first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by Canadian Copper or an affiliate.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14. Subsequent events (continued)

Costa Fuego copper/gold project royalty transaction

In July 2026, the Company entered into a binding agreement with Hot Chili Limited ("Hot Chili") pursuant to which Hot Chili agreed to extend the Company's royalties (1.0% of payable copper production and 3.0% of payable gold production) to the La Verde project, which is part of the broader Costa Fuego copper-gold project, in consideration for cash payment of $15.0 million payable on closing. Closing of the transaction is subject to the satisfaction or waiver of certain conditions and is expected to occur in the third quarter of 2026. The Company holds a right of first offer with respect to the sale of any future royalty, stream, or similar interests by Hot Chili.

Revolving credit facility

In July 2026, the Company drew an additional $28.5 million from its Facility to finance a portion of the transactions closed after June 30, 2026.

In August 2026, the Facility was increased from $650.0 million to $850.0 million, and the additional uncommitted accordion was increased from $200.0 million to $350.0 million. The maturity date of the Facility was also extended from May 30, 2029 to August 4, 2030.

Normal course issuer bid

In July 2026, the Company purchased for cancellation an additional 1,007,496 common shares for $29.1 million (C$40.8 million), for a total of 1,555,678 common shares acquired and cancelled in 2026.

Dividend

On August 5, 2026, the Board of Directors declared a quarterly dividend of $0.065 per common share payable on October 15, 2026 to shareholders of record as of the close of business on September 30, 2026.